UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

China Medicine Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
000-51379
(Commission File Number)
With copies to:

OEP CHME Holdings, LLC	OEP CHME Holdings, LLC	Orrick, Herrington & Sutcliffe
c/o One Equity Partners	c/o One Equity Partners	43rd Floor, Gloucester Tower
Chater House, 20F	320 Park Avenue, 18th Floor	The Landmark
8 Connaught Road Central	New York, NY 10022	15 Queen’s Road Central
Hong Kong	212-277-1500	Hong Kong
+852 2167 8517	Attention: Bradley J. Coppens	+852 2218 9100
Attention: Ryan Shih		Attention: Mark Lee
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 22 Pages

Commision File Number	000-51379

1	NAMES OF REPORTING PERSONS OEP CHME Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,200,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,200,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,200,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
* Consists of (a) 4,000,000 shares of Common Stock plus (b) 1,920,000 shares of Redeemable Convertible Preferred Stock, which are convertible into 19,200,000 shares of Common Stock. The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of January 29, 2010.
** For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding. The foregoing percentage is calculated based on 42,929,869 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of January 29, 2010.

Page 2 of 22 Pages

Commision File Number	000-51379

1	NAMES OF REPORTING PERSONS One Equity Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,200,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,200,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,200,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Consists of (a) 4,000,000 shares of Common Stock plus (b) 1,920,000 shares of Redeemable Convertible Preferred Stock, which are convertible into 19,200,000 shares of Common Stock. The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of January 29, 2010.
** For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding. The foregoing percentage is calculated based on 42,929,869 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of January 29, 2010.

Page 3 of 22 Pages

Commision File Number	000-51379

1	NAMES OF REPORTING PERSONS OEP General Partner III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,200,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,200,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,200,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Consists of (a) 4,000,000 shares of Common Stock plus (b) 1,920,000 shares of Redeemable Convertible Preferred Stock, which are convertible into 19,200,000 shares of Common Stock. The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of January 29, 2010.
** For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding. The foregoing percentage is calculated based on 42,929,869 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of January 29, 2010.

Page 4 of 22 Pages

Commision File Number	000-51379

1	NAMES OF REPORTING PERSONS OEP Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,200,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,200,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,200,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; CO
* Consists of (a) 4,000,000 shares of Common Stock plus (b) 1,920,000 shares of Redeemable Convertible Preferred Stock, which are convertible into 19,200,000 shares of Common Stock. The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of January 29, 2010.
** For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding. The foregoing percentage is calculated based on 42,929,869 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of January 29, 2010.

Page 5 of 22 Pages

Commision File Number	000-51379

Item 1.	Security and Issuer.
This statement on Schedule 13D (“Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of China Medicine Corporation, a Nevada corporation (the “Issuer”), and to the Common Stock issuable upon conversion of shares of Redeemable Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), of the Issuer. The principal executive office of the Issuer is located at Guangri Tower, Suite 702, No. 8 Siyou South 1st Street, Yuexiu District, Guangzhou, China 510600.

Item 2.	Identity and Background.
This Schedule 13D is being filed jointly by the following persons (collectively, “Reporting Persons”):

Reporting Person	Principal Business	Address Principal Office

OEP CHME Holdings, LLC	To make private equity investments on behalf of JPMorgan Chase & Co.	320 Park Avenue, 18th Floor New York, New York 10022

One Equity Partners III, L.P.	To make private equity investments on behalf of JPMorgan Chase & Co.	320 Park Avenue, 18th Floor New York, New York 10022

OEP General Partner III, L.P.	To act as the general partner of One Equity Partners III, L.P.	320 Park Avenue, 18th Floor New York, New York 10022

OEP Holding Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity investments.	320 Park Avenue, 18th Floor New York, New York 10022
OEP CHME Holdings, LLC, a Delaware limited liability company (“OEP”), is the record owner of 4,000,000 shares of Common Stock and 1,920,000 shares of Preferred Stock, which are initially convertible into 19,200,000 shares of Common Stock. The managing member of OEP is One Equity Partners III, L.P., a Cayman Islands limited partnership (“OEP III”); the sole general partner of OEP III is OEP General Partner III, L.P., a Cayman Islands limited partnership (“OEP GP III”); the sole general partner of OEP GP III is OEP Holding Corporation (“OEP Holding”); Bank One Investment Corporation, a Delaware corporation (“BOI”), owns all of the outstanding capital stock of OEP Holding; JPMorgan Capital Corporation, a Delaware corporation (“JPM CC”), owns all of the outstanding capital stock of BOI; Banc One Financial LLC, a Delaware limited liability company (“BOF LLC”), owns all of the outstanding capital stock of JPM CC; and JPMorgan Chase & Co., a Delaware corporation (“JPMC”), owns all of the outstanding equity interests of BOF LLC. Due to their relationship to OEP, each of OEP III, OEP GP III and OEP Holding may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by OEP. As such, OEP III, OEP GP III and OEP Holding may be deemed to have shared beneficial ownership over such shares of Common Stock. Each of OEP III, OEP GP III and OEP Holding, however, disclaims beneficial ownership of such shares of Common Stock except to the extent of its pecuniary interest therein.

Page 6 of 22 Pages

Commision File Number	000-51379
The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of JPMC, BOF LLC, JPM CC, BOI and OEP Holding are listed on Schedule A to this Schedule 13D. OEP, OEP GP III and OEP III do not have any directors or officers.
Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.
During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds.
The information set forth or incorporated in Items 4 and 6 hereof is incorporated herein by reference.
As more fully described in Item 4 hereof, on January 29, 2010 (the “Closing Date”), OEP acquired 4,000,000 shares of Common Stock at US$3.00 per share and 1,920,000 shares of Preferred Stock at US$30.00 per share, which, subject to certain adjustments, are convertible into 19,200,000 shares of Common Stock, for an aggregate purchase price of US$69,600,000 (the “Purchase Price”) as contemplated by the Stock Subscription Agreement, dated as of December 31, 2009 (the “Stock Subscription Agreement”), among the Issuer, Mr. Yang Senshan, an individual (“Mr. Yang”), and OEP. Each share of Preferred Stock is convertible, subject to adjustment as provided for in the Certificate of Designation, Rights and Preferences, Redeemable Convertible Preferred Stock, dated as of December 31, 2009 (the “Certificate of Designation”) of the Issuer, into ten shares of Common Stock.
The Purchase Price was funded by equity contributions to OEP made by OEP III, OEP III Co-Investors L.P. and OEP II Partners Co-Invest L.P., which are the three members of OEP.

Item 4.	Purpose of Transaction.
The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.
On December 31, 2009, pursuant to the Stock Subscription Agreement, OEP agreed to acquire from the Issuer for investment purposes 4,000,000 shares of Common Stock and 1,920,000 shares of Preferred Stock which, subject to adjustment, are convertible into 19,200,000 shares of Common Stock (the “Investment”). The Reporting Persons intend to review their Investment in the Issuer on an ongoing basis. Depending on their review and evaluation of the business and prospects of the Issuer and such other factors as they may deem relevant, and subject to the terms of the Stock Subscription Agreement and the Shareholders Agreement, dated as of December 31, 2009 among Mr. Yang, Ms. Liu Minhua, Mr. Liu Junhua (collectively, the “Executive Shareholders”) and OEP (the “Shareholders Agreement”) and applicable securities laws, the Reporting Persons may acquire additional shares of Common Stock or other securities of the Issuer, may sell all or any part of their Common Stock or Preferred Stock in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), may distribute Common Stock or Preferred Stock to various of their partners or members or may engage in any combination of the

Page 7 of 22 Pages

Commision File Number	000-51379
foregoing. Subject to applicable law and the terms of the Stock Subscription Agreement and the Shareholders Agreement, the Reporting Persons may enter into hedging transactions or alternative structures with respect to the Common Stock or the Preferred Stock. No additional prior notice will be given, except as may be required by law, of any such transaction. Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Common Stock, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.
As described below in Item 6, for so long as OEP owns at least 10% of the Common Stock on a fully-diluted basis, OEP may appoint one director (the “OEP Director”) to the Board of Directors of the Issuer (the “Board”), who is reasonably acceptable to Mr. Yang.
At the option of OEP (the “Deferral Option”) and until the Executive Shareholders are otherwise notified by OEP, the Board may be comprised of less than seven directors; provided that the Board shall include the OEP Director. Upon the exercise of the Deferral Option and so long as OEP owns at least 10% of the issued and outstanding Common Stock on a fully-diluted basis, OEP shall have certain informational and other access rights, as set forth in Annex A of the Shareholders Agreement, which shall include the following: If, prior to the second anniversary of the Closing Date, OEP receives a bona fide offer to acquire at least 50% of the outstanding equity securities or assets of any subsidiary of the Issuer or at least 50% of the assets of the Issuer, in either case, whether structured as a merger, consolidation, share exchange, asset purchase or otherwise (a “Company Sale”) and the Issuer has not qualified for and listed its Common Stock on a national exchange, such as Nasdaq Global Select Market or the New York Stock Exchange, then OEP may cause the Executive Shareholders to vote their equity securities and take all other requisite actions to approve, participate in and cooperate to effect, and shall cause the Issuer and the Board to approve and effect, the Company Sale.
As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or, through their board representation, participate in the management of the Issuer.
Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Company.
(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.
As of January 29, 2010, following the consummation of the transactions contemplated by the Stock Subscription Agreement, OEP may be deemed to own beneficially 23,200,000 shares of Common Stock, representing approximately 54.0% of the outstanding Common Stock on a fully-diluted basis, assuming that there are 42,929,869 shares of Common Stock outstanding on such date on a fully-diluted basis. Also, as of January 29, 2010, following the consummation of the transactions contemplated by the Stock Subscription Agreement, each of the other Reporting Persons may be deemed to own beneficially 23,200,000 shares of Common Stock, representing approximately 54.0% of the outstanding Common Stock on a fully-diluted basis, assuming that there are 42,929,869 shares of Common Stock outstanding on such date on a fully-diluted basis.

Page 8 of 22 Pages

Commision File Number	000-51379
(c) Except as set forth in this Item 5, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person listed in response to Item 2 hereof, has engaged in any transaction during the past 60 days involving shares of Common Stock or Preferred Stock.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.
Stock Subscription Agreement
On December 31, 2009, OEP entered into the Stock Subscription Agreement, pursuant to which OEP agreed to acquire 4,000,000 shares of Common Stock and 1,920,000 shares of Preferred Stock in exchange for the Purchase Price. At the Closing, US$12,000,000 of the Purchase Price, less transactional expenses incurred by, and reimbursable to, OEP, was delivered to the Issuer and US$57,600,000 (the “Escrow Funds”) was delivered to JPMorgan Chase Bank, N.A. (the “Escrow Agent”) to be held in escrow until disbursed in accordance with the instructions of the Board or the joint instructions of the Issuer and OEP. Upon the occurrence of certain events, including a material adverse effect on the business or operations of the Issuer, the failure by certain Executive Shareholders to obtain certain regulatory confirmations or the Issuer’s failure to identify uses for the proceeds of the Purchase Price , OEP may require the Issuer to redeem the Preferred Stock. If OEP submits any or all of its Preferred Stock to the Issuer for redemption, the Escrow Funds will be used to fund the redemption amount, which will consequently result in the aggregate amount of Escrow Funds being proportionately reduced.
The Issuer agreed to issue additional shares of Common Stock to OEP if the Issuer fails to achieve certain revenue targets in 2010 or 2011. OEP agreed, however, that the aggregate of all such issuances of additional shares will not cause OEP’s ownership percentage in the outstanding voting securities of the Issuer to be greater than 75% on a fully-diluted basis. In addition, if the exercise of any outstanding warrant or option, or the issuance of additional securities would result in OEP’s ownership percentage in the outstanding voting securities of the Issuer being less than 50.1% on a fully-diluted basis, then OEP may subscribe for, at the Market Price (as such term is defined in the Stock Subscription Agreement), such number of additional shares of Common Stock as would be necessary for OEP to hold more than 50.1% of the outstanding voting securities of the Issuer, unless OEP’s dilution was caused by an Exempt Issuance (as such term is defined in the Stock Subscription Agreement). The Issuer also granted OEP the right to subscribe for additional shares of Common Stock at the Market Price if the Issuer requires additional capital.
The Stock Subscription Agreement provides that the Issuer shall establish a management incentive plan which will provide for share-based compensation of up to a maximum of 8% of the total issued and outstanding Common Stock on a fully-diluted basis, upon the attainment of certain performance milestones for 2010 through 2013 to be determined by the Board or a committee of the Board.

Page 9 of 22 Pages

Commision File Number	000-51379
The Stock Subscription Agreement contains customary representations, warranties and covenants, including an indemnification provision under which the Issuer and Mr. Yang agree jointly and severally to indemnify OEP and its affiliates for any losses resulting from or relating to any breach of any representation or warranty under the Transaction Documents (as such term is defined in the Stock Subscription Agreement).
Certificate of Designation
Pursuant to undertakings made by the Issuer in the Certificate of Designation, for as long as the Preferred Stock remains outstanding, the Issuer has agreed to reserve and keep available, free from preemptive rights, not less than the number of shares of Common Stock issuable upon the conversion of the Preferred Stock.
The holders of the Preferred Stock may convert shares of Preferred Stock at any time, in whole or in part, into such number of shares of Common Stock as is determined by dividing US$30.00 by the Conversion Price in effect at the time of conversion. The initial “Conversion Price” is US$3.00, and such price is subject to customary anti-dilution adjustments set forth in the Certificate of Designation.
Each share of Preferred Stock shall be convertible, upon the disbursement of Escrow Funds to the Issuer pursuant to the Escrow Agreement among the Escrow Agent, the Issuer and OEP, dated as of January 29, 2010 (the “Escrow Agreement”), into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing US$30.00 by the Conversion Price.
From time to time, the holders of the Preferred Stock may cause the Issuer to redeem all or some of the Preferred Stock at a redemption price calculated pursuant to the terms of the Certificate of Designation, by delivering a request to the Escrow Agent in accordance with the Stock Subscription Agreement, with a copy thereof to the Issuer.
If at any time the Issuer declares a dividend or distributes dividends, each share of Preferred Stock shall be entitled to receive the amount of dividends that the Common Stock into which such Preferred Stock are convertible would be entitled to receive. Holders of the Preferred Stock are entitled to the number of votes that the shares of Common Stock into which the Preferred Stock are convertible would be entitled to vote.
Escrow Agreement
At the Closing, the Escrow Funds were deposited with the Escrow Agreement, to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement. Pursuant to the Escrow Agreement, the Escrow Funds will be disbursed to the Issuer to fund certain acquisitions and capital expenditures, as may be determined by the Board or jointly by OEP and the Issuer. The Escrow Funds also secure the Issuer’s indemnification obligations under the Subscription Agreement. The Escrow Agreement may be terminated by the Issuer or OEP 28 months after the Closing if the Escrow Agreement has not otherwise been terminated in accordance with its terms. At termination, the remaining Escrow Funds (including interest accrued thereon) will be distributed to the Issuer. Upon the occurrence of certain mandatory redemption events specified in the Subscription Agreement, OEP may require the Escrow Agent to disburse to OEP all or a portion of the Escrow Funds as payment for such redeemed Preferred Shares, rather than disbursing such Escrow Funds to the Issuer.

Page 10 of 22 Pages

Commision File Number	000-51379
Shareholders Agreement
Pursuant to the Shareholders Agreement, for so long as OEP owns at least 10% of the issued and outstanding Common Stock on a fully-diluted basis at the time of determination, each of OEP and the Executive Shareholders shall cause the Board to be comprised of seven persons as follows: (a) Mr. Yang as the chairman of the Board, (b) one person nominated by Mr. Yang who shall be reasonably acceptable to OEP, (c) the OEP Director, and (d) four independent directors nominated by OEP and reasonably acceptable to Mr. Yang. In addition, the Shareholders Agreement provides for a right of first offer for the Executive Shareholders with respect to transfers of Common Stock by OEP and a right of first refusal and co-sale right for OEP with respect to transfers of Common Stock by the Executive Shareholders, as described in the Shareholders Agreement.
Share Pledge Agreement
Pursuant to the Share Pledge Agreement between OEP, as pledgee, and Mr. Yang, as pledgor, dated as of January 29, 2010 (the “Pledge Agreement”), Mr. Yang pledged 3,265,000 shares of Common Stock owned by him, as well as any other equity interests of the Issuer thereafter owned by him (the “Pledged Securities”) and the additional collateral as described in the Pledge Agreement (collectively, the “Collateral”) as security for the obligations of Mr. Yang arising under or pursuant to Section 4.12 of the Stock Subscription Agreement (the “Secured Obligations”). Upon the occurrence of an Enforcement Event (as defined in the Pledge Agreement) OEP shall have all of the rights and remedies with respect to the Collateral to which a secured party is entitled at law or in equity, including without limitation the right, to the maximum extent permitted by law, to exercise all voting, consensual and other powers of ownership pertaining to the Pledged Securities as if OEP were the sole and absolute owner thereof and Mr. Yang has agreed to take all such action as may be appropriate to give effect to such right.
The foregoing summary does not purport to be complete and each is qualified in its entirety by reference to the complete text of the Stock Purchase Agreement, Shareholders Agreement, Pledge Agreement, Certificate of Designation and Escrow Agreement attached hereto as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6, respectively, which are incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description of Exhibit

Exhibit 1	Agreement of Joint Filing, dated as of January 29, 2010, among OEP CHME Holdings, LLC, One Equity Partners III, L.P., OEP General Partner III, L.P. and OEP Holding Corporation.

Exhibit 2	Stock Subscription Agreement, dated as of December 31, 2009, among China Medicine Corporation, Mr. Yang Senshan and OEP CHME Holdings, LLC.

Exhibit 3	Shareholders Agreement, dated as of December 31, 2009, among Mr. Yang Senshan, Ms. Liu Minhua, Mr. Liu Junhua and OEP CHME Holdings, LLC.

Exhibit 4	Share Pledge Agreement, dated as of January 29, 2010, between Mr. Yang Senshan and OEP CHME Holdings, LLC

Exhibit 5	China Medicine Corporation Certificate of Designation, Rights and Preferences, Redeemable Convertible Preferred Stock, dated as of December 31, 2009.

Exhibit 6	Escrow Agreement, dated as of January 29, 2010, among OEP CHME Holdings, LLC, China Medicine Corporation and JPMorgan Chase Bank, N.A.
[Signature page to follow]

Page 11 of 22 Pages

Commission File Number	000-51379
SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 29, 2010	OEP CHME HOLDINGS, LLC
	By:	One Equity Partners III, L.P., its Manager

	By:	OEP General Partner III, L.P., its General Partner

	By:	OEP Holding Corporation, its General Partner

	By:	/s/ Bradley J. Coppens
		Name:	Bradley J. Coppens
		Title:	Vice President

ONE EQUITY PARTNERS III, L.P.
	By:	OEP General Partner III, L.P., its General Partner

	By:	OEP Holding Corporation, its General Partner

	By:	/s/ Bradley J. Coppens
		Name:	Bradley J. Coppens
		Title:	Vice President

OEP GENERAL PARTNER III, L.P.
	By:	OEP Holding Corporation, its General Partner

	By:	/s/ Bradley J. Coppens
		Name:	Bradley J. Coppens
		Title:	Vice President

OEP HOLDING CORPORATION
	By:	/s/ Bradley J. Coppens
		Name:	Bradley J. Coppens
		Title:	Vice President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

Page 12 of 22 Pages

Commission File Number	000-51379
Schedule A
DIRECTORS AND EXECUTIVE OFFICERS OF OEP HOLDING CORPORATION
The names of the directors and the names and titles of the executive officers of OEP Holding Corporation and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to OEP Holding Corporation and each individual is a United States citizen except Christopher von Hugo who is a citizen of Germany.

Name	Position	Address

Richard M. Cashin	President and Director	320 Park Avenue, NY, NY 10022
Christian P. Ahrens	Managing Director	320 Park Avenue, NY, NY 10022
Gregory A. Belinfanti	Managing Director	320 Park Avenue, NY, NY 10022
James B. Cherry	Managing Director	21 South Clark Street, Chicago IL
60603-2003
David M. Cohen	Managing Director	320 Park Avenue, NY, NY 10022
Raphael de Balmann	Managing Director	320 Park Avenue, NY, NY 10022
Colin M. Farmer	Managing Director	320 Park Avenue, NY, NY 10022
Andrew J. Gessow	Managing Director	2420 Sand Hill Road, Menlo Park,
CA 94025-6943
Timothy J. Gollin	Managing Director	320 Park Avenue, NY, NY 10022
David Han	Managing Director	320 Park Avenue, NY, NY 10022
Thomas J. Kichler	Managing Director	21 South Clark Street, Chicago IL
60603-2003
James W. Koven	Managing Director	320 Park Avenue, NY, NY 10022
Joseph G. Michels	Managing Director	320 Park Avenue, NY, NY 10022
Jacques Nasser	Managing Director and Director	100 Bloomfield Hills Pkwy,
Bloomfield, MI 48304-2949
Michael G. O’Hara	Managing Director	320 Park Avenue, NY, NY 10022
David Robakidze	Managing Director	320 Park Avenue, NY, NY 10022
Richard W. Smith	Managing Director and Director	320 Park Avenue, NY, NY 10022
David A. Walsh	Managing Director	320 Park Avenue, NY, NY 10022
William H. Wangerin	Managing Director	21 South Clark Street, Chicago IL
60603-2003
Henry H. Briance	Vice President	320 Park Avenue, NY, NY 10022
Bradley J. Coppens	Vice President	320 Park Avenue, NY, NY 10022
Joseph P. Huffsmith	Vice President	21 South Clark Street, Chicago IL
60603-2003
Chi Lam Mak	Vice President	2420 Sand Hill Road, Menlo Park,
CA 94025-6943
Erin E. Hill	Chief Financial Officer & Treasurer	320 Park Avenue, NY, NY 10022
Judah A. Shechter	Vice President & Secretary	270 Park Avenue, NY, NY 10017
Kenneth C. Brown	Managing Director	1400 East Newport Center Drive,
Deerfield Beach, FL 33442
Jessica R. Marion	Vice President	10 South Dearborn, Chicago IL
60603-2203
Colleen A. Hartung	Vice President	10 South Dearborn, Chicago IL
60603-2203
Adam S. Mukamal	Vice President	1 Chase Manhattan Plaza, NY, NY
10005-1401
Elizabeth De Guzman	Assistant Secretary	277 Park Avenue, NY, NY 10017
Ina R. Drew	Director	270 Park Avenue, NY, NY 10017
Jay Mandelbaum	Director	270 Park Avenue, NY, NY 10017
Heidi G. Miller	Director	270 Park Avenue, NY, NY 10017
Christopher von Hugo	Director	Taunusanlage 21, Frankfurt Germany
Robert S. Rubin	Director	320 Park Avenue, NY, NY 10022

Page 13 of 22 Pages

Commission File Number	000-51379
DIRECTORS AND EXECUTIVE OFFICERS OF BANK ONE INVESTMENT CORPORATION
The names of the directors and the names and titles of the executive officers of Bank One Investment Corporation and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Bank One Investment Corporation and each individual is a United States citizen except Ana Capella Gomez-Acebo who is a citizen of Spain.

Name	Position	Address

Ina R. Drew	Director	270 Park Avenue, NY, NY 10017
John C. Wilmot	Director	270 Park Avenue, NY, NY 10017
Joseph S. Bonocore	Managing Director	270 Park Avenue, NY, NY 10017
Ana Capella Gomez-Acebo	Managing Director	270 Park Avenue, NY, NY 10017
Elizabeth De Guzman	Vice President & Asst Secretary	277 Park Avenue, NY, NY 10172
Ina R. Drew	President	270 Park Avenue, NY, NY 10017
Judah A. Shechter	Vice President & Secretary	270 Park Avenue, NY, NY 10017
William T. Williams Jr.	Vice President	245 Park Avenue, NY, NY 10017
John C. Wilmot	Managing Director	270 Park Avenue, NY, NY 10017
David M. Alexander	Managing Director & Treasurer	270 Park Avenue, NY, NY 10017
DIRECTORS AND EXECUTIVE OFFICERS OF JPMORGAN CAPITAL CORPORATION
The names of the directors and the names and titles of the executive officers of JPMorgan Capital Corporation and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to JPMorgan Capital Corporation and each individual is a United States citizen.

Name	Position	Address

John M. Buley	Director	383 Madison Avenue, NY, NY 10179
Ellen J. Manola	Director	10 South Dearborn, Chicago IL 60603-2203
Francisco J. Pereiro	Director	10 South Dearborn, Chicago IL 60603-2203
Peter G. Weiland	Director	270 Park Avenue, NY, NY 10017
Scott Abramson	Vice President	10 South Dearborn, Chicago IL 60603-2203
Richard D. Archer	Vice President	10 South Dearborn, Chicago IL 60603-2203
Christine N. Bannerman	Secretary	4 Chase Metrotech, Brooklyn, NY 11245

Page 14 of 22 Pages

Commission File Number	000-51379

Name	Position	Address
Geoffrey P. Bratton	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Brigid Browne	Vice President	10 South Dearborn, Chicago IL 60603-2203
Mit C. Buchanan	Managing Director	10 South Dearborn, Chicago IL 60603-2203
John M. Buley	Managing Director	383 Madison Avenue, NY, NY 10179
William R. Crissy	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Cynthia Cain	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Richard S. Crowley	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Victoria B. Dal Santo	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Anand Dandapani	Vice President	10 South Dearborn, Chicago IL 60603-2203
Hellen Doo	Vice President & Asst Secretary	245 Park Avenue, NY, NY 10167-0001
Mary K. Duff	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Sean M. Dwyer	Vice President	10 South Dearborn, Chicago IL 60603-2203
John M. Eber	Managing Director	10 South Dearborn, Chicago IL 60603-2203
James M. Eligator	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Mary Eymard	Vice President	451 Florida Street, Baton Rouge, LA 70801-1700
James A. Fox	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Paul A. Gargula	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Brett A. Geiger	Vice President	10 South Dearborn, Chicago IL 60603-2203
Heather Glover	Vice President	10 South Dearborn, Chicago IL 60603-2203
Brian R. Gnolfo	Vice President	10 South Dearborn, Chicago IL 60603-2203
Amber Haley	Vice President	10 South Dearborn, Chicago IL 60603-2203
Patricia T. Habicht	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203
Munir J. Hasan	Vice President	10 South Dearborn, Chicago IL 60603-2203
Michael D. Heine	Vice President	10 South Dearborn, Chicago IL 60603-2203
Yale C. Henderson	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Jeffrey L. Hinds	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Anthony J. Horan	Senior Vice President & Assistant Secretary	277 Park Avenue, NY, NY 10172
Rondella Hunt	Vice President	10 South Dearborn, Chicago IL 60603-2203

Page 15 of 22 Pages

Commission File Number	000-51379

Name	Position	Address
John T. Hunter	Vice President	10 South Dearborn, Chicago IL 60603-2203
Steven N. Ignelzi	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Michelle L. Jones	Vice President	10 South Dearborn, Chicago IL 60603-2203
Suzanne M. Jones	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
William P. Kusack Jr	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Elisa A. Lass	Vice President	10 South Dearborn, Chicago IL 60603-2203
Mark Lenhardt	Vice President	10 South Dearborn, Chicago IL 60603-2203
Kurt Lundgren	Vice President	10 South Dearborn, Chicago IL 60603-2203
Ellen J. Manola	Treasurer and Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Marie Y. Martinez	Vice President	10 South Dearborn, Chicago IL 60603-2203
Mark J. McCann	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Colleen A. Meade	Assistant Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001
Allison Metzger	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jean F. Nagatani	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Patrick J. Nash	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Timothy P. O’Keefe	Vice President	10 South Dearborn, Chicago IL 60603-2203
Gina I. Orlando	Vice President	10 South Dearborn, Chicago IL 60603-2203
Susan Parsons	Vice President	10 South Dearborn, Chicago IL 60603-2203
Anne F. Pax	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
William C. Pelletier	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Bonnie L. Percy-Hill	Vice President	10 South Dearborn, Chicago IL 60603-2203
Francisco J. Pereiro	Chairman	10 South Dearborn, Chicago IL 60603-2203
Francisco J. Pereiro	President	10 South Dearborn, Chicago IL 60603-2203
D. C. Robinson	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Mary F. Sackley	Vice President	10 South Dearborn, Chicago IL 60603-2203
John P. Scothorn	Vice President	10 South Dearborn, Chicago IL 60603-2203
Socheat V. Som	Vice President	10 South Dearborn, Chicago IL 60603-2203

Page 16 of 22 Pages

Commission File Number	000-51379

Name	Position	Address
Rubiao Song	Executive Director (Officer)	383 Madison Avenue, NY, NY 10179
Joel P. Spenadel	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Robert G. Sperhac	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jeffrey S. Steenwyk	Vice President	10 South Dearborn, Chicago IL 60603-2203
Theodora Stojka	Vice President	10 South Dearborn, Chicago IL 60603-2203
Aloysius T. Stonitsch	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Cynthia A. Vanina	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Damian Warshall	Vice President	10 South Dearborn, Chicago IL 60603-2203
Krystal Zec	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jon D. Zywiciel	Vice President	10 South Dearborn, Chicago IL 60603-2203
DIRECTORS AND EXECUTIVE OFFICERS OF BANC ONE FINANCIAL LLC
The names and titles of the directors and executive officers of Banc One Financial LLC and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Banc One Financial LLC and each individual is a United States citizen.

Name	Position	Address

Michael J. Cavanagh	Director	270 Park Avenue, NY, NY 10017-2014
Christine N. Bannerman	Assistant Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001
Michael J. Cavanagh	Chairman of the Board	270 Park Avenue, NY, NY 10017-2014
Daniel P. Cooney	Senior Vice President	10 South Dearborn, Chicago IL 60603-2203
Francis J. Drozek	Assistant Treasurer	131 South Dearborn, Chicago, IL 60603-5506
Lisa J. Fitzgerald	Managing Director	270 Park Avenue, NY, NY 10017-2014
James A. Fox	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Jeffrey L. Hinds	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
John J. Hyland	Vice President & Treasurer	270 Park Avenue NY, NY 10017
Eva Loeffler	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203
Maureen Morrissy	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203
Patrick J. Nash	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Carin S. Reddish	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203
Aloysius T. Stonitsch	Managing Director	10 South Dearborn, Chicago IL 60603-2203

Page 17 of 22 Pages

Commission File Number	000-51379
DIRECTORS AND EXECUTIVE OFFICERS OF JPMORGAN CHASE & CO.
The names of the directors and the names and titles of the executive officers of JPMorgan Chase & Co. and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to JPMorgan Chase & Co., unless otherwise noted, and each individual is a United States citizen.

Name	Position	Address

James Dimon	President, Chief Executive Officer and Chairman of the Board of Directors	270 Park Avenue NY, NY 10017
Frank Bisignano	Chief Administrative Officer	270 Park Avenue NY, NY 10017
Steven D. Black	Executive Chairman of the Investment Bank	270 Park Avenue NY, NY 10017
Michael J. Cavanagh	Chief Financial Officer and Director	270 Park Avenue NY, NY 10017
William M. Daley	Head of Corporate Responsibility and Chairman of the Midwest Region	10 South Dearborn, Chicago IL 60603-2203
John L. Donnelly	Director of Human Resources	270 Park Avenue NY, NY 10017
Ina R. Drew	Chief Investment Officer	270 Park Avenue NY, NY 10017
Mary E. Erdoes	Chief Executive Officer of Asset Management	270 Park Avenue NY, NY 10017
Samuel Todd Maclin	Head Commercial Banking	270 Park Avenue NY, NY 10017
Jay Mandelbaum	Head Strategy and Business Development	270 Park Avenue NY, NY 10017
Heidi Miller	Chief Executive Officer Treasury & Securities Services	270 Park Avenue NY, NY 10017
Charles W. Scharf	Chief Executive Officer of Retail Financial Services	270 Park Avenue NY, NY 10017
Gordon A. Smith	Chief Executive Officer Card Services	270 Park Avenue NY, NY 10017
James E. Staley	Chief Executive Officer of the Investment Bank	270 Park Avenue NY, NY 10017
Stephen M. Cutler	General Counsel	270 Park Avenue NY, NY 10017
Barry L. Zubrow	Chief Risk Officer	270 Park Avenue NY, NY 10017
Crandall C. Bowles	Chairman and Chief Executive Officer (Spring Global US Inc.) and Director (JPMorgan Chase & Co.)	Springs Global US Inc. 205 N White Street Fort Mill, SC 29715-1654
Stephen B. Burke	President (Comcast Cable Communications Inc.) and Director (JPMorgan Chase & Co.)	Comcast Cable Communications Inc. 1500 Market Philadelphia, PA 19102
James S. Crown	President (Henry Crown and Company) and Director (JPMorgan Chase & Co.)	Henry Crown and Company 222 N. LaSalle Street, Suite 2000 Chicago, IL 60601

Page 18 of 22 Pages

Commission File Number	000-51379

Name	Position	Address

David M. Cote	Chairman and Chief Executive Officer (Honeywell International Inc.) and Director (JPMorgan Chase & Co.)	Honeywell International Inc. 101 Columbia Rd. Morristown, NJ 07962-1219
Ellen V. Futter	President and Trustee (American Museum of Natural History) and Director (JPMorgan Chase & Co.)	American Museum of Natural History Central Park West at 79th Street NY, NY 10024-5192
William H. Gray III	Retired President and Chief Executive Officer (The College Fund/UNCF) and Director (JPMorgan Chase & Co.)	The College Fund/UNCF 8260 Willow Oaks Corporate Drive PO Box 10444 Fairfax, VA 22031-8044
Laban P. Jackson Jr.	Chairman and Chief Executive Officer (Clear Creek Properties) and Director (JPMorgan Chase & Co.)	Clear Creek Properties 2365 Harrodsburg Rd. Suite B230 Lexington, KY 40504
Lee R. Raymond	Chairman and Chief Executive Officer (Exxon Mobil Corporation) and Director (JPMorgan Chase & Co.)	Exxon Mobil Corporation 5959 Las Colinas Boulevard Irving, TX 75039-2298
David C. Novak	Chairman and Chief Executive Officer (Yum! Brands Inc.) and Director (JPMorgan Chase & Co.)	Yum! Brands Inc. 1441 Gardiner Lane Louisville, KY 40213
William C. Weldon	Chairman and Chief Executive Officer (Johnson & Johnson) and Director (JPMorgan Chase & Co.)	Johnson & Johnson 1 Johnson & Johnson Plaza New Brunswick, NJ 08933

Page 19 of 22 Pages

Commission File Number	000-51379
Index to Exhibits

Exhibit No.	Description of Exhibit

Exhibit 1	Agreement of Joint Filing, dated as of January 29, 2010, among OEP CHME Holdings, LLC, One Equity Partners III, L.P., OEP General Partner III, L.P. and OEP Holding Corporation.

Exhibit 2	Stock Subscription Agreement, dated as of December 31, 2009, among China Medicine Corporation, Mr. Yang Senshan and OEP CHME Holdings, LLC.

Exhibit 3	Shareholders Agreement, dated as of December 31, 2009, among Mr. Yang Senshan, Ms. Liu Minhua, Mr. Liu Junhua and OEP CHME Holdings, LLC.

Exhibit 4	Share Pledge Agreement, dated as of January 29, 2010, between Mr. Yang Senshan and OEP CHME Holdings, LLC

Exhibit 5	China Medicine Corporation Certificate of Designation, Rights and Preferences, Redeemable Convertible Preferred Stock, dated as of December 31, 2009.

Exhibit 6	Escrow Agreement, dated as of January 29, 2010, among OEP CHME Holdings, LLC, China Medicine Corporation and JPMorgan Chase Bank, N.A.

Page 20 of 22 Pages